

October 25, 2013

Via E-mail
Mr. Robert Lande
Chief Financial Officer
FXCM Inc.
55 Water Street
50th Floor
New York, NY 10041

> **Re:** **FXCM Inc.**
> **Form 10-K for year ended December 31, 2012**
> **Filed on March 18, 2013**
> **File No. 001-34986**

Dear Mr. Lande:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Non-GAAP Financial Measures, page 68

1. We note your adjustments for Stock Based Compensation Expense and Regulatory Costs and your characterization of these costs as non-recurring in nature. In future filings, please remove the descriptions 'non-recurring' and 'one-time' unless you can substantiate that these types of adjustments are not reasonably likely to recur within two years nor was there a similar charge or gain within the prior two years. To the extent you intend to retain the descriptions 'non-recurring' and 'one-time,' please tell us how you can

substantiate this characterization. Please refer to Item 10(e) of Regulation S-K.

2.   We note your table on page 70. In future filings, please also disclose diluted shares outstanding, as reported and diluted EPS, as reported.

3.   It appears that management determined that pro forma cash is a performance measure, yet discloses that they believe the elimination to be useful to evaluate the potential impact on the Company's cash flows.   Please clarify for us the apparent discrepancy. If management determines, that this measure is a non-GAAP cash flow measure, please tell us how they have complied with Item 10(e) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements, page F-10

Note 3. Significant Accounting Policies and Estimates, page F-12

Basis of Presentation, page F-12

4.   Please tell us how your policy of recording non-controlling interest to the extent that the book value is greater than zero complies with U.S. GAAP. Please refer to paragraph 21 of ASC 810-10-45.

Cash and Cash Equivalents, page F-13

5.   You disclose that your cash and cash equivalents includes cash held by FX and CFD market makers related to hedging activities. Please tell us whether there are any restrictions to your use of these funds and how you determined it is appropriate to classify this item as cash and cash equivalents on your balance sheet.

Income Taxes, page F-19

6.   Please tell us how you determined it was appropriate to exclude income taxes related to the net income attributable to non-controlling interest in FXCM Holdings LLC. Within your response, please reference the authoritative accounting literature management relied upon.

Item 9A. Controls and Procedures, page 83

Management's Report on Internal Control over Financial Reporting, page 83

7.   On page 85, you disclose that you exclude Lucid from your December 31, 2012 assessment of and report on internal controls over financial reporting. Please revise management's report to identify the acquired business excluded and indicate the

significance of the acquired business.

Form 10-Q for the quarterly period ended June 30, 2013

Financial Statements

Condensed Consolidated Statements of Operations, page 2

8.   Please tell us how your presentation of Loss on equity method investments, net and Interest on borrowings complies with Article 9 of Regulation S-X.

9.   Please clarify for us the nature of the line item Allocation of net income to Lucid members for services provided. Your response should clarify if this line item is compensation expense or net income attributable to non-controlling interest, as well as how you made that determination. Please reference the authoritative accounting literature management relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief